

Mail Stop 7010

August 19, 2008

Mr. Bruce Schmidt
Chief Financial Officer
Health Anti-Aging Lifestyle Options, Inc.
Suite 490-580 Hornby Street
Vancouver, British Columbia
Canada V6C 3B6

> **Re: Health Anti-Aging Lifestyle Options, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2007**
> **File No. 0-50068**

Dear Mr. Schmidt:

We have reviewed your response letter dated August 12, 2008, your Form 10-K/A filed August 13, 2008, and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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1. We note your response to our comments issued July 21, 2008 and the revisions made to your Form 10-K/A filed on August 13, 2008. Your management report on internal controls over financial reporting indicates that you have identified deficiencies that, when aggregated, could possibly be viewed as a material weakness in internal control over financial reporting as of December 31, 2007. However, your disclosures do not include a specific conclusion regarding the effectiveness of your internal controls over financial reporting. Please amend your Form 10-K/A to specifically indicate whether your internal controls over financial reporting were effective or ineffective.

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief